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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                           --------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                            (Amendment No. 24)

                               MERCOM, INC.
                             (Name of Issuer)

                               COMMON STOCK
                              $1.00 PAR VALUE
                      (Title of Class of Securities)

                           --------------------

                                 58935D109
                              (CUSIP Number)

                             C-TEC CORPORATION
                    (Names of Persons Filing Statement)

                             Bruce C. Godfrey
           Executive Vice President and Chief Financial Officer
                             C-TEC Corporation
                            105 Carnegie Center
                        Princeton, New Jersey 08540
                         Tel. No.: (609) 734-3700
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                            September 30, 1997
                  (Date of Event which Requires Filing of
                              this Statement)

                           --------------------

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

               Note: This document is being electronically filed with the Commission, using the EDGAR system. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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                               SCHEDULE 13D


CUSIP No.   58935D109
-----------------------

 1       NAME OF REPORTING PERSON

         C-TEC Corporation   23-2093008

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]
 3       SEC USE ONLY

 4       SOURCE OF FUNDS*

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                            [ ]

         N/A

 6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Pennsylvania

                                       7    SOLE VOTING POWER

                                            -0-

                                       8    SHARED VOTING POWER
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH                 -0-
   REPORTING PERSON WITH
                                       9    SOLE DISPOSITIVE POWER

                                            -0-

                                      10    SHARED DISPOSITIVE POWER

                                            -0-

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-

 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    [ ]

 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%

 14     TYPE OF REPORTING PERSON*

        CO


               The following information amends the Schedule 13D dated March 14, 1990, as previously amended (as so amended, the "Schedule 13D").

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

               Item 4. Purpose of Transaction.

               The response set forth in Item 4 of the Schedule 13D is hereby amended and restated as follows:

               "On September 30, 1997, and in accordance with the Distribution Agreement, (i) C-TEC contributed its 62% interest in the Company to Cable Michigan subject to the encumbrance of the $15 Million Loan which such interest secures, (ii) Cable Michigan assumed the $15 Million Loan and (iii) C-TEC distributed all of the shares of common stock of Cable Michigan to the holders of record on the Record Date of the C-TEC Common Stock and the C-TEC Class B Stock.

               Item 5. Interest in Securities of the Company.

               The response set forth in Item 5 (a) and (b) of the Schedule 13D is hereby supplemented as follows:

               "(a) and (b) C-TEC owns no shares of Common Stock of the Company."

               The response set forth in Item 5(c) is supplemented as follows:

               "Except as set forth in Item 4, no transactions in the Common Stock have been effected during the past 60 days by the C-TEC Entities or, to the best knowledge of the C-TEC Entities, by any of the persons named in Schedules A through D attached to Amendment No. 17 to the Schedule 13D."

               The response set forth in Item 5(e) is amended and restated as follows:

               "(e) On September 30, 1997, C-TEC ceased to be the beneficial owner of more than five percent of the Common Stock."

                                          SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 2, 1997

                                     C-TEC CORPORATION


                                     By: /s/ Bruce Godfrey
                                        -----------------------------------
                                        Name:  Bruce Godfrey
                                        Title: Executive Vice President and
                                               Chief Financial Officer